  EXHIBIT 99.2

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

Effective Date

This Management’s Discussion and Analysis (“MD&A”), prepared as of November 15, 2022, is intended to help the reader understand the significant factors that have affected the performance of Vox Royalty Corp. and its subsidiaries (collectively “Vox” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2021 and related notes thereto, which are available under Vox’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Forward-Looking Statements” at the end of this MD&A and to consult Vox’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and related notes thereto which are available on SEDAR at www.sedar.com and on Form 6-K filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information, including the primary risk factors affecting Vox, are included in the Company’s Annual Information Form (“AIF”) and Form 40-F available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Vox’s royalty, stream and other interests, as well as a description of risk factors affecting the Company.

Management is responsible for the preparation of the consolidated financial statements and this MD&A. All dollar figures in this MD&A are expressed in United States dollars, unless stated otherwise.

Table of Contents

Effective Date	2
Table of Contents	2
Overview	3
Highlights for the Three and Nine Months Periods Ended September 30, 2022	3
Outlook for the Fourth Quarter of 2022	8
Asset Portfolio	9
Summary of Quarterly Results	12
Liquidity and Capital Resources	14
Off-Balance Sheet Arrangements	14
Commitments and Contingencies	14
Related Party Transactions	15
Changes in Accounting Policies	15
Recent Accounting Pronouncements	15
Outstanding Share Data	16
Critical Accounting Judgements and Estimates	16
Financial Instruments	16
Internal Controls Over Financial Reporting	18
Forward-Looking Information	18
Third-Party Market and Technical Information	19

Abbreviations Used in This Report

Abbreviated Definitions
Periods Under Review	Interest Types		Currencies
Q3 2022 The three-month period ended September 30, 2022	“NSR”	Net smelter return royalty	“$” United States dollars
Q2 2022 The three-month period ended June 30, 2022	“GRR”	Gross revenue royalty	“A$” Australian dollars
Q1 2022 The three-month period ended March 31, 2022	“FC”	Free carry	“C$” Canadian dollars
Q4 2021 The three-month period ended December 31, 2021	“PR”	Production royalty
Q3 2021 The three-month period ended September 30, 2021	“GPR”	Gross proceeds royalty
Q2 2021 The three-month period ended June 30, 2021	“GSR”	Gross sales royalty
Q1 2021 The three-month period ended March 31, 2021	“FOB”	Free on board
Q4 2020 The three-month period ended December 31, 2020

2

Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

Overview

Vox is a returns focused mining royalty company with a portfolio of 59 royalties and streams spanning eight jurisdictions (Australia, Canada, United States, Brazil, Peru, Mexico, Nigeria and South Africa). The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network that has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 20 separate transactions to acquire over 50 royalties.

Vox operates a unique business model within the royalty and streaming space which it believes offers it a competitive advantage. Of these advantages, some are inherent to the Company’s business model, such as the diverse approach to finding global royalties providing it with a broader pipeline of opportunities to act on. Other competitive advantages have been strategically built since the Company’s formation, including its 2020 acquisition of Mineral Royalties Partnership Ltd.’s proprietary royalty database of over 8,000 royalties globally (“MRO”). MRO is not commercially available to the Company’s competitors. MRO includes historical transactions benchmarked over a 40-year period and also virtually integrates global mining royalties with mineral deposits and mining claims, which provides the Company with the first-mover advantage to execute bilateral, non-brokered royalty acquisition transactions, which make up the majority of the historical acquisitions of the Company. The Company also has an experienced technical team that consists of mining engineers and geologists who can objectively review the quality of assets and all transaction opportunities, in light of the cyclical nature of mineral prices.

The Company focuses on accretive acquisitions on a net asset value and cash flow per share basis, with a particular emphasis on return on investment. As at the date hereof, approximately 80% of Company’s royalty and streaming assets by royalty count are located in Australia, Canada and the United States. Further, the Company is prioritizing acquiring royalties on producing or near-term producing assets to complement its high-quality portfolio of exploration and development stage royalties. Specifically, the Company’s portfolio currently includes seven producing assets and 22 development assets on which a mining study has been completed, or that have potential to be toll-treated via a nearby mill or that may restart production operations after care and maintenance.

The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “VOX”, and on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “VOXR”.

Further information on Vox can be found at www.voxroyalty.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following table shows the breakdown of the Company’s asset count as of the date of this MD&A:

Asset stage	Current
Producing	7
Development(1)	22
Exploration	30
Total	59

(1)

Development assets include the following: mining study completed (Preliminary Economic Assessment (“PEA”) / Pre-Feasibility Study / feasibility), construction, care & maintenance, toll-treatment, based on public filings.

Highlights for the Three and Nine Months Periods Ended September 30, 2022

Financial and Operating

•

Q3 2022 royalty revenue receipts of $2,976,215. Royalty revenue receipts were allocated $3,181,574 to the income statement, offset by $205,359 capitalized as an increase to the acquisition purchase price of the Wonmunna royalty, covering the period April 1, 2022 to May 25, 2022 (the pre-acquisition period);

•	Record Q3 2022 recognized revenues of $3,181,574, record year-to-date revenues of $6,403,347 and record year-to-date royalty receipts of $7,612,264;
•	Record gross profit of $2,463,007 and $5,072,178 for the three and nine months ended September 30, 2022;
•	Declared its inaugural quarterly cash dividend of $0.01 per common share;
•	Subsequent to quarter-end, commenced trading on the Nasdaq on October 10, 2022;
•

Noted significant organic development within the existing royalty portfolio with the commencement of production by Northern Star Resources Limited (“Northern Star”) at the Otto Bore gold mine and construction completion and loaded commissioning at the Binduli North Gold Mine by Zijin Mining Group Co., Ltd. (“Zijin”) in Western Australia;

•

Increased producing royalty asset count to seven during the year, with the May 2022 acquisition of the Wonmunna royalty, an uncapped 1.25% to 1.50% GRR (>A$100/t iron ore) and the commencement of production at Otto Bore;

•	Completed the acquisition of six royalties during the nine months ended September 30, 2022, including the producing Wonmunna royalty asset and the Goldlund development stage royalty asset;
•	Achieved full payback on the Segilola gold royalty investment within 6 months of first production;
•	Strong balance sheet position at quarter end, including:
o	Cash and accounts receivable of $6,486,583;
o	Working capital of $3,636,005;
o	Total assets of $41,439,314; and
•	Purchased and cancelled 192,200 common shares pursuant to the Company’s normal course issuer bid (“NCIB”), during the nine months ended September 30, 2022.

3

Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

Quarterly Dividend Declared

On September 20, 2022, the Board of Directors of the Company declared a quarterly dividend of $0.01 per common share, paid on November 4, 2022 to shareholders of record as of the close of business on October 21, 2022.

On November 14, 2022, the Board of Directors of the Company declared a quarterly dividend of $0.01 per common share payable on January 13, 2023 to shareholders of record as of the close of business on December 30, 2022.

Royalty Acquisitions

On April 27, 2022, Vox completed the acquisition of a portfolio of two royalties from a private South African registered company (the “SA Vendor”). The royalties include a 1.0% gross receipts royalty over the Dwaalkop Project and a 0.704% gross receipts royalty over the Messina Project, which collectively cover the full extent of the Limpopo PGM Project (“Limpopo”). The upfront consideration issued to the SA Vendor was C$1,500,000, settled by the issuance of 409,500 common shares of the Company. The Company will make additional cash payments or issue additional common shares (at Vox’s sole election) of up to C$8,900,000 upon achievement of certain production milestones at Limpopo.

On May 26, 2022, Vox completed the acquisition of a producing royalty over the Wonmunna iron ore mine from a private company. The royalty is a 1.25% to 1.50% sliding scale GRR, with 1.25% payable when the benchmark 62% iron ore price is below A$100/t and 1.50% GRR payable when the benchmark 62% iron ore price is above A$100/t. Notwithstanding the acquisition date of the royalty, all royalty payments due and payable to the holder of the royalty are for the benefit of Vox commencing April 1, 2022.

The total upfront consideration paid on May 26, 2022 was $15,703,991, broken down as follows:

-	Cash $4,050,000 (inclusive of a $50,000 deposit paid prior to closing);
-	4,350,000 common shares;
-	3,600,000 common share purchase warrants with an exercise price of C$4.50 and an expiry date of March 25, 2024; and
-	In addition, there was a holdback amount of $700,000 (recorded as restricted cash) that becomes due and payable following the completion of certain conditions for a period up to December 31, 2024.

The carrying amount of the Wonmunna royalty asset was subsequently reduced for the royalty revenues earned for the period April 1, 2022 to May 25, 2022 of $1,208,917.

On June 3, 2022, Vox completed the acquisition of two royalties from an individual prospector residing in Canada, along with any personal rights held to a third potential royalty. The royalties include a 1.0% NSR royalty over part of the Goldlund Project in Ontario, an effective 0.60% NSR royalty over the Beschefer Project in Quebec, and any personal rights held to a 1.50% NSR royalty over the Gold River deposit in Ontario. The upfront consideration paid to the individual prospector was a cash payment of C$100,000. The Company will make additional cash payments or issue additional common shares (at Vox’s sole election), subject to the satisfaction of certain conditions, as follows: C$500,000 or issue up to a maximum of 184,399 common shares in September 2022, C$700,000 or issue up to a maximum of 258,159 common shares in January 2023 and C$500,000 or issue up to a maximum of 184,399 common shares in December 2023.

On June 9, 2022, Vox acquired all of Terrace Gold’s (a subsidiary of Nuheara Limited) rights and interests in an agreement with Lumina Copper S.A.C, which includes the right to receive the El Molino 0.5% NSR royalty. The upfront consideration issued to Nuheara Limited was $50,000, settled by the issuance of 17,959 common shares of the Company. A further payment of $450,000 is payable in cash, following the registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.

On September 30, 2022, the Company recorded a liability relating to the first contingent milestone payment owing for the Koolyanobbing royalty. Per the terms of the royalty sale and purchase agreement between Vox Royalty Australia Pty Ltd. and Vonex Limited, dated April 21, 2020, a first milestone cash payment of A$250,000 is due upon the achievement of a specific cumulative tonnage achieved, which was reached during the three months ended September 30, 2022.

Subsequent to September 30, 2022:

On November 9, 2022, Vox executed a binding royalty sale and purchase agreement (“FQM RSPA”) to acquire two royalties and the option rights held on two additional royalties from First Quantum Minerals Ltd. (“FQM”). The royalties include a 2.0% NSR royalty over part of the Estrades Project in Québec (“Estrades”), a 0.49% NSR royalty over the Opawica Project in Québec (“Opawica”), a right to acquire a 2% NSR (1% buyback for C$3,000,000) over the Winston Lake Project in Ontario (“Winston Lake”), and a right to acquire a 2% NSR over the Norbec & Millenbach Project in Québec (“N&M”). Pursuant to the terms of the FQM RSPA, on closing, Vox will issue to FQM C$525,000 of Vox common shares, being 164,319 common shares of the Company at an issue price of C$3.1950 per common share for the Estrades and Opawica royalties. Additional closings and cash payments of C$100,000 (Winston Lake) and C$25,000 (N&M) will be due and payable following (i) the exercise of separate third-party option agreements, (ii) the issuance of the Winston Lake and N&M royalties to FQM, and (iii) the assignment of the Winston Lake and N&M royalties to Vox.

4

Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

Development of Royalty Assets

During the quarter ended September 30, 2022, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s royalty assets.

Key development news for Q3 2022 is summarized as follows:

•

In its July 5, 2022 corporate presentation, Genesis Minerals Limited (“Genesis”) disclosed that it has received firm commitments to raise up to A$100M, with proceeds to include funding of the development of Ulysses gold project.

•	On July 8, 2022, the Binduli North heap leach project was officially opened at a ceremony organized by Norton Gold Fields, a subsidiary of Zijin and attended by the Western Australian Government.
•

On July 11, 2022, Brightstar Resources Limited (“Brightstar”) announced that 12 holes were drilled for 1,278m at the Alpha West target to test for opportunities to mine a shallow open pit where previous anomalous drilling had been recorded. According to Brightstar, historic drilling has shown indications of near surface mineralisation that may support a small open pit in this area 800m north-west of the current open pit and provide a second access to deeper mineralisation should it be confirmed as an opportunity for underground mining in the future.

•	On July 12, 2022, Tartisan Nickel Corp. (“Tartisan”) announced the completion of a positive PEA for the Kenbridge nickel project. Highlights of the PEA include:
o	9-year mine plan based on 1,500 tonne per day underground mining and processing operation;
o	Measured and Indicated Mineral Resources represent 3,508,000 tonnes at 0.70% Ni, 0.35% Cu and 0.01% Co (54 Mlb Ni, 27 Mlb Cu);
o	Inferred Mineral Resources represent 1,013,000 tonnes at 1.21% Ni, 0.56% Cu and 0.01% Co (27 Mlb Ni, 13 Mlb Cu;
o	USD metal prices used in the PEA were $10/lb Ni, $4/lb Cu and $26/lb Co;
o	Life of Mine (“LOM”) revenues from net smelter returns are estimated at $837M;
o	LOM operating costs are estimated at $292M;
o	LOM capital costs are estimated at $227M and include pre-production capital costs of $134M;
o	After-tax NPV is estimated at $109M using a 5% discount rate; and
o	After-tax Internal Rate of Return (“IRR”) is 20%.
•

§ Based on the PEA, Vox management believes that Tartisan will buy-back the Company’s 1.0% NSR royalty at or around the start of production for C$1.5M cash, a substantial premium to the C$55,000 carrying value of the royalty, pursuant to the buy-back clause in the Kenbridge royalty agreement.

•	On July 13, 2022, Corazon Mining Limited provided an update on activities at the Lynn Lake nickel-copper-cobalt project, which included mining study results that are expected in late 2022.
•

On July 14, 2022, Silver Mines Limited (“Silver Mines”) reported that drilling had returned the deepest, high-grade intercept of silver at the Bowdens Project from a vertical depth of 415 metres in the Bundarra Zone and that the underground mineral resource estimate is expected to be finalized by H&S Consultants in the current quarter.

•	On July 20, 2022, Northern Star announced that:
o

Open pit mining continues with D Zone pre-strip (non-royalty linked at Thunderbox mine) and the installation of key infrastructure at Otto Bore to support open pit mining operation (royalty-linked); and

o

12% of the groups growth CAPEX in fiscal year 2023 of A$650M is to be spent on the Yandal hub for the completion of the Thunderbox mill expansion which is on track and on budget for commissioning and ramp up in the first half of 2023, establishment of the Otto Bore mine, and a new tailings dam.

•

On July 21, 2022, Quantum Graphite Limited announced that it received commitments from sophisticated investors to raise approximately A$4M. The funds will include being used to expand the Uley 2 definitive feasibility study from the existing production capacity of 55,000tpa to a target capacity of approximately 95,000tpa.

•

On August 16, 2022, Tartisan announced that they are in Phase 2 of environmental baseline studies. Tartisan’s CEO commented, “Baseline studies continue at the Kenbridge Nickel Project and signify the Company’s commitment to an approximate three years to production timeline. The Company is continuing to review and implement all necessary steps in the permitting and mining approval process. The recently announced PEA results outlined robust economics and significant value of the Kenbridge Nickel Project.”;

•

On August 29, 2022, Kalamazoo Resources Limited (“Kalamazoo”) announced an A$3 million cornerstone investment by New York-based growth capital asset management firm Lind Partners to accelerate Kalamazoo’s gold and lithium growth strategies. Completion of the Ashburton development Scoping Study is scheduled for Q4 2022 and Kalamazoo has a stated goal at Ashburton to “focus on near-mine and regional exploration to push past 2Moz”.

•	On September 5, 2022, Silver Mines declared its maiden underground mineral resource estimate for Bowdens:
○	Measured: 1.55Mt @ 139g/t Ag, 0.8% Zn, 0.7% Pb and 0.1g/t Au or 212g/t silver equivalent (AgEq).
○	Indicated: 2.01Mt @ 55g/t Ag, 2.0% Zn, 1.1% Pb and 0.3g/t Au or 217g/t AgEq.
○	Inferred: 2.81Mt @ 26g/t Ag, 2.3% Zn, 1.0% Pb and 0.4g/t Au or 202g/t AgEq.

5

Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

•

On September 6, 2022, Develop Global Limited (“Develop”) announced that an updated Definitive Feasibility Study is scheduled for completion in early 2023, with the objective to have the Sulphur Springs project ‘shovel ready’ by the middle of 2023, with a view to advancing financing options in the second half of 2023.

•

On September 12, 2022, Orla Mining Ltd. (“Orla Mining”) announced that the 2022 sulphide exploration program started by Gold Standard Ventures Corp. (“GSV”) is ongoing and that it is increasing exploration spending by $1.5 million to accelerate the upgrade and definition of new oxide resources. Orla Mining commenced an additional 5,000m RC and core drill program at South Railroad for an additional $1.5 million, bringing the total 2022 planned direct drilling cost spending to $3.0 million across 11,370m of drilling. The current and primary objectives are to upgrade and increase oxide resources at the Pinion SB, LT, POD, Sweet Hollow, Jasperoid Wash, and Dixie targets.

•

On September 12, 2022, Silver Mines announced gold intercepts within a new Southern Gold Zone located at the southern extent of the planed open pit. The company’s CEO commented, “Although Mineral Resources at Bowdens now total over 315 million ounces of silver equivalent, both the open pit and underground resource areas remain open. In addition, it is very encouraging to now see a higher tenor of gold in the system as we move south and east.”

Subsequent to the end of Q3 2022, the following key development news flow was released:

•

On October 10, 2022, Genesis announced in their September 2022 quarterly report that infill drilling of the royalty-linked Puzzle North resource commenced during the quarter and is ongoing during the December quarter. Results to the south following up on the 77m @ 0.7g/t (22USRC1309 drill hole) reported last quarter intersected mineralization 40m further to the south at similar depth (22USRC1389, 22USRC1390), with alteration persisting to the south and deeper drilling required to test for the presence of further mineralization.

•

On October 19, 2022, Brightstar announced that it has extinguished all of the company debt owed, which totaled $6,030,000. With the debt removed, Brightstar noted they are in a robust financial position to enable it to advance its Laverton Gold Projects, including the Brightstar Alpha Project which Vox holds a royalty on, through further exploration and feasibility activities.

•

On October 21, 2022, Black Cat Syndicate Limited (“Black Cat”) announced in their annual report that 10,503m had been drilled across 254 reverse circulation (“RC”) drillholes from July 2021 to June 2022 for grade control and sterilization at the royalty-linked Myhree Mining Centre.

Key earlier development news for the first half of 2022 is summarized as follows:

•

On January 18, 2022, Silver Mines announced that it has four drill rigs on site continuing a 30,000m diamond drilling program. The results from this drilling program will form the basis for a mineral resource estimate as part of a Scoping Study of underground mining scenarios.

•	On January 20, 2022, Kalamazoo announced that planning is underway for extensive Phase III drilling and exploration program to commence in early 2022.
•

On January 25, 2022, Black Cat announced that it was granted a Work Approval Permit for the construction of the planned 800ktpa processing facility at Majestic. The only outstanding permit required for mine development and mill construction is the Tailings Storage Facility mining proposal.

•

On February 10, 2022, Develop announced that the results from its most recent drilling program point to a substantial conversion of Inferred to Indicated Resource classification. The upgrade in resource classification will pave the way for Develop to update reserves, mine development plans, project costings and to finalize funding options.

•	On February 23, 2022, GSV announced the following feasibility study results for the South Railroad gold project in Nevada:
o	After-tax IRR of 62% and NPV5 of $487M at a “Spot Gold Price” of $1,899.20 per ounce and after-tax IRR of 44% and NPV5 of $315M at $1,650 per ounce (“Base Case Gold Price”);
o	Payback of 1.6 years at the Spot Gold Price and 1.9 years at the Base Case Gold Price;
o	29% increase in mineral reserves to 1.6 million gold ounces;
o	10.5-year operating life with total gold production of over 1 million ounces, with an average gold production of 152,000 ounces over the first four years;
o	Launch of construction financing process, targeting 75% from non-equity sources, to be completed this year in advance of final construction permits; and
o	Orion Mine Finance to provide GSV with a term sheet of up to $200 million to support the construction of the South Railroad Project.
•

On February 23, 2022, Alamos Gold Inc. (“Alamos”) announced that the total capital budget for Lynn Lake in 2022 is $14M, including $11M for development activities and $3M for exploration. The development activities will be focused on environmental work in support for permitting detailed engineering and other site access upgrades. The approval of the Environmental Impact Statement (“EIS”) for the project is expected in the second half of 2022.

•	On March 16, 2022, Norwest Minerals Limited (“Norwest”) announced:
o	The JORC-compliant gold resource estimate for Bulgera increased 113% to 5.1Mt @ 1.2g/t gold for 200,130 ounces;
o	RC and diamond drilling conducted in 2021 intersected wide zones of gold mineralisation to extend the main lode beyond 500m down dip of the shallow Bulgera open pit;
o	Bulgera gold mineralisation has high recovery (up to 98%) and low-cost processing characteristics; and
o	Norwest is to commence deep RC drilling for additional gold bearing shear zones in the highly mineralized Bulgera gold project area.

6

Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

•

On March 20, 2022, in the Zijin 2021 annual report it announced that the application for permits and licenses of the Binduli North project has been completed, project construction is fully underway and approximately A$160M (RMB 0.757 billion) of the total Binduli expansion budget of A$462M (Binduli North and South) has been invested by Zijin as at December 31, 2021. It is anticipated that the project will complete construction and commence production from the Binduli North portion of the Janet Ivy project in the second half of 2022.

•

On March 24, 2022, ValOre Metals Corp. announced an updated National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) resource estimate for the Pedra Branca platinum group elements project, with highlights including:

o	2,198Koz palladium + platinum + gold (“2PGE+AU”) in 63.6Mt grading 1.08g/t 2PGE+AU;
o	106% increase to the 2019 inferred mineral resource;
o	C$6.1M spent on exploration and development since the 2019 resource;
o	17,434m have been drilled since 2019;
o	Extensive growth potential remains at Massapê, Santo Amaro, Trapia, and Cedro, in addition to advanced exploration targets property-wide; and
o	Regional exploration by Trado drilling continues to advance new prospects to RC or core drill targets.
•	On March 29, 2022, Genesis announced a substantial resource update for the Ulysses/Leonora gold project, with highlights including:
o	Total Mineral Resource at Leonora has grown to 2.0Moz, up 409,000oz or 25% from 1.6Moz as at March 31, 2021;
o	Recent shallow Puzzle North discovery contributed maiden resource of 6.1Mt @ 1.2g/t for 232,000oz, with further growth anticipated;
o	Total combined royalty-linked Puzzle North and Puzzle resource stands at 5,765Kt @ 1.1g/t for 204,000oz Indicated and 2,950Kt @ 1.1g/t for 107,000oz Inferred at a 0.5g/t cut-off grade;
o	Exploration in 2022 will target depth and strike extensions to Puzzle and Puzzle North, including the untested “Puzzle Gap”; and
o

Metallurgical test work has been carried out as part of the Leonora feasibility study at Puzzle North and Puzzle confirming that the ore is amenable to conventional cyanide leaching. Ongoing test work by Genesis has confirmed gold recoveries from primary ore to be ~90% to 95%.

•	In March 2022, Zijin filed a mining proposal for the Binduli North heap leach gold project, which included:
o

33% increase in forecast ore tonnages from the previously filed December 2020 Mining Proposal report (and Janet Ivy Technical Report dated October 5, 2021), with total Binduli North life of mine ore tonnages increased from 41Mt @ 0.6g/t Au for 787Koz to 55Mt @ 0.6g/t Au for 1,103Koz;

o	Significant increase in gold royalty tonnages covered by the Vox royalty expected over the project over the +10 year mine life of the expansion project; and
o	Plans to install up to 8MW of single axis tracking solar PV, reducing reliance on diesel generated power.
•

On April 18, 2022, GSV announced that the first stage exploration program for 2022 includes approximately 5,700 metres of reverse-circulation and core drilling over 20 holes with drilling scheduled to start in May 2022. Based on the results of the first stage exploration program, GSV intends to develop a second stage exploration program to be completed in the fall and winter of 2022.

•

On April 19, 2022, Black Cat announced that it entered into binding agreements to acquire 100% of the Coyote and Paulsens gold operations from Northern Star for total consideration of up to A$44.5M (cash, stock and contingent deferred cash), which Vox holds a 0.75% GRR (>250koz cumulative production) over the Merlin gold deposit, and a 1.75% GRR (>250koz cumulative production hurdle that is combined with the Ashburton gold royalty) over the Electric Dingo gold deposit.

•

On April 21, 2022, Black Cat included in its investor presentation that it is undertaking a tender to mine and toll-treat the fully approved royalty-linked Myhree open pit deposit with interested toll milling partners around Kalgoorlie. If acceptable toll milling terms are agreed, Black Cat will mine Myhree during 2022/2023.

•

On April 21, 2022, Jangada Mines plc (“Jangada”) announced that it has updated the Pitombeiras technical report, which supersedes the PEA published in 2021. The updated technical report includes the titanium component of the project and provides for the following updated results:

o	100.3% post-tax IRR;
o	$96.5 million post-tax NPV at an 8% discount rate;
o	All-in capital expenditures totaling $18.5 million;
o	Post-tax payback time of 13 months;
o	Approximately 9-year LOM based on the current estimated minable resource of 5.5Mt, producing total forecast contained metal tonnages of 1.74Mt Fe / V2O5 and 66kt TiO2;
o	$415 million total gross revenue, applicable to Vox’s 1% NSR; and
o	Exploration potential to increase LOM remains open.

7

Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

•

On April 27, 2022 and May 3, 2022, Northern Star announced preparation for open pit mining operations at the Otto Bore deposit have commenced, confirmed by open pit pre-stripping observed by Vox management via satellite imagery, and all required environment studies have been completed and relevant vegetation clearance, dewatering permit have been granted. The Mining Proposal has been approved, however it will be revised and resubmitted to accommodate extension of the new reserve pit.

•	On May 16, 2022, Develop announced exceptional final results from its A$10M drilling program and that a resource update for Sulphur Springs is scheduled for release in the September 2022 quarter.
•

On May 25, 2022, Tartisan announced that it has commenced construction on an all-season road into the Kenbridge nickel-copper project and that it has received the necessary work permit from the Ministry of Northern Development, Mines, Natural Resources and Forestry to conduct the road maintenance and all necessary upgrades, including brushing, ditching, graveling and installing culverts.

•

On June 10, 2022, Black Cat announced that RC drilling at Myhree has commenced to complete the remaining 50% of grade control drilling over the upper 50m of the ore reserve, with the program expected to be completed in June 2022. Once completed, all pre-development drilling at Myhree will be completed. This will allow mining to commence either as part of a toll treatment arrangement or as the first open pit to be development once the Kal East processing facility is constructed.

•

On June 13, 2022, GSV, operator of the South Railroad gold project, announced that they have entered into a definitive agreement with Orla Mining, whereby Orla Mining will acquire all of the issued and outstanding shares of GSV by way of a court-approved plan of arrangement.

•

On June 28, 2022, Silver Mines announced that drilling has resumed at the Barabolar silver-lead-zinc project. The initial program of 2,000 metres to be completed by the end of the September quarter, is the first modern exploration in the area.

•	On June 29, 2022, Kalamazoo announced that planning is underway for an extensive Phase III exploration drilling program to commence in the second half of 2022.
•

On June 29, 2022, Mineral Resources Limited announced that it received approval for the amended Wonmunna Mining Proposal that was submitted in February 2022 to the Western Australian Environmental Protection Authority to expand the annual maximum production rate at Wonmunna from 10Mtpa to 13.5Mtpa.

Normal Course Issuer Bid

On November 18, 2021, the Company renewed its NCIB, allowing the Company to purchase up to 1,968,056 common shares during the period of November 19, 2021 through November 18, 2022. The NCIB provides the Company with the option to purchase its common shares for cancellation from time to time. During the nine months ended September 30, 2022, the Company purchased and cancelled 192,200 common shares.

On November 7, 2022, the Company submitted a notice of intention to make an NCIB to the TSXV and renew its current NCIB (the “Notice”). Under the terms of the Notice, the Company may repurchase for cancellation, up to 2,229,697 common shares, being 5% of the total number of 44,593,950 common shares outstanding as at November 7, 2022. Subject to receipt of final approval from the TSXV, the repurchases are to be made at market prices through the facilities of the TSXV or other recognized Canadian marketplaces, or through the facilities of the Nasdaq, during the period November 21, 2022 to November 20, 2023. Shareholders can obtain a copy of the Notice, without charge, by contacting the Company at info@voxroyalty.com.

Outlook for the Fourth Quarter of 20221

Production Stage Assets

Vox has increased its producing royalty asset count within its existing portfolio from two at the end of 2020 to seven by the end of Q3 2022 (excluding the divested Graphmada graphite royalty). For the remainder of 2022, Vox anticipates that the following royalty assets have the potential to supplement its current revenues and/or producing royalty asset count:

•	Janet Ivy (Binduli North expansion): A$0.50/t production royalty in Western Australia, covering the Janet Ivy gold mine (commenced production in the third quarter of 2022);
•

Otto Bore: 2.5% NSR (42Koz – 100Koz) in Western Australia, covering Northern Star’s Otto Bore deposit that is planned to be processed at the nearby Thunderbox gold operations (commenced mining and production in Q3 2022);

•

Bulong: 1% NSR in Western Australia, covering the Bulong gold project. If acceptable toll milling terms are agreed, Black Cat plans to mine the high grade Myhree open pit deposit from late 2022 onwards; and

•	Pitombeiras: 1% NSR in Brazil, covering the Pitombeiras vanadium, titanium and iron ore project (trial mining has potential to commence in late 2022).

____________________________

1 Statements made in this section contain forward-looking information. Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

8

Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

Development Assets

Based on third-party operator guidance, Vox anticipates the following key catalysts for its development and exploration stage royalties during the remainder of 2022:

•

Mt Ida: Update on construction activities by Aurenne Group or by construction partner GR Engineering Services Limited (“GR Engineering"), as referenced in GR Engineering’s investor presentation dated February 22, 2022;

•	Pitombeiras: Titanium oxide added to full feasibility, offtake advanced and production decision made, as referenced in July 2022 Jangada corporate presentation;
•	Bowdens: Permitting and development approvals update for the proposed Bowdens open pit silver development project, expected by end of 2022 based on Silver Mines guidance;
•

Bulgera: Update on mining license application process and ongoing talks with local gold plant operators regarding the possibility of toll treating the Bulgera gold resources in late 2022, as discussed in Norwest Minerals’ 2022 Annual Report to Shareholders on October 21, 2022;

•	Lynn Lake (Maclellan): EIS approval anticipated in the second half of 2022, as announced by Alamos on July 28, 2022;
•	Bullabulling: Feasibility study anticipated in the second half of 2022;
•	Goldlund: Pre-Feasibility Study for Goliath Gold Complex in the second half of 2022, as referenced in Treasury Metals’ October 2022 corporate presentation; and
•	Ashburton: Completion of a development scoping study by Kalamazoo for a potential 100,000oz annual production project, expected in the fourth quarter of 2022.

Continued organic news flow is expected throughout the remainder of 2022, due in large part to Vox’s operating partners and their extensive, large scale drilling programmes on royalty-linked projects.

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalties, Vox management believes that there may be opportunities to maximize the value of its assets through the sale, assignment or transfer of certain royalties, or the right to acquire certain royalties, to third parties. Vox is committed to maximizing per share shareholder value and will consider creative opportunities to achieve this commitment as the royalty and streaming sector evolves.

Asset Portfolio

As of the date of this MD&A, Vox owns 59 royalties and streaming assets, including one royalty option. Vox ended the third quarter with six producing royalty assets and expects to increase its producing royalty asset count within its existing portfolio to ten by the end of 2023. In addition, the Company owns a number of royalties and streams on development and exploration stage projects. Vox’s interests span eight jurisdictions, including 35 royalty assets in Australia and 11 in North America.

The following table summarizes each of Vox’s royalty and streaming assets as of the date of this MD&A:

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Segilola	1.5% NSR (subject to $3.5M cap)	Gold	Nigeria	Producing	Thor Explorations Ltd.
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Higginsville (Dry Creek)	A$0.72/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Producing	Karora Resources Inc.
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron Ore	Australia	Producing	Mineral Resources Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron Ore	Australia	Producing	Mineral Resources Limited
Brauna	0.5% GRR	Diamonds	Brazil	Producing	Lipari Mineração Ltda.
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Producing	Northern Star Resources Ltd.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Pty Ltd.
Bulong	1.0% NSR	Gold	Australia	Development	Black Cat Syndicate Limited
South Railroad	0.633% NSR + advance royalty payments	Gold	USA	Development	Orla Mining Ltd.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)

9

Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Limpopo (Dwaalkop)	1% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Goldlund	1.0% NSR	Gold	Canada	Development	Treasury Metals Inc.
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Development	China Minmetals/ Jiangxi Copper
British King	1.5% NSR on the first 10,000 oz and 5.25% stream thereafter	Gold	Australia	Development (Care & Maintenance)	Central Iron Ore Ltd
Brightstar Alpha	2.0% GRR	Gold	Australia	Development (Care & Maintenance)	Brightstar Resources Limited
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Development	ValOre Metals Corp.
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Yellow Giant	Stream on 100% of silver produced on first 6,667 oz monthly, then 50% of monthly silver produced in excess	Silver	Canada	Development (Care & Maintenance)	MCC Canadian Gold Ventures Inc.
Mt. Moss	1.5% NSR	Base metals and silver	Australia	Development (Care & Maintenance)	Mt Moss Mining Pty Ltd.
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (40% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Brits(3)	1.75% GSR (or ~C$1.03/tonne annual cap)	Vanadium	South Africa	Development	Bushveld Minerals Limited
Montanore	$0.20/ton	Silver, copper	USA	Development	Hecla Mining Company
Kenbridge	1.0% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Development	Tartisan Nickel Corp.
Ashburton	1.75% GRR (>250K oz)	Gold	Australia	Exploration	Kalamazoo Resources Limited
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Goldseek Resources Inc.
Kelly Well	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Dacian Gold Limited
New Bore	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Dacian Gold Limited
Millrose	1.0% GRR	Gold	Australia	Exploration	Strickland Metals Limited
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Exploration	Genesis Minerals Ltd.

10

Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Exploration	Metalicity Limited
Kookynie (Wolski)	A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Exploration	Zygmund Wolski
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources Ltd.
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
Merlin & Electric Dingo	0.75% GRR (>250K oz)	Gold	Australia	Exploration	Black Cat Syndicate Limited
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Bulgera	1.0% NSR	Gold	Australia	Exploration	Norwest Minerals Limited
Comet Gold	1.0% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd.
Mount Monger	1.0% NSR	Gold	Australia	Exploration	Mt Monger Resources Ltd.
Estrades(5)	2.0% NSR	Gold	Canada	Exploration	Galway Metals Inc.
Opawica(5)	0.49% NSR	Gold	Canada	Exploration	Imperial Mining Group Ltd.
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newcrest Mining Limited
Montana Assets (Option)	1.5% NSR	Gold, copper	USA	Exploration	Privately held
Mexico Assets	1.0% NSR	Silver, lead, zinc	Mexico	Exploration	Privately held
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Alce	3.0% GRR	Gold, copper	Peru	Exploration	Compania Minera Santa Raquel SAC
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Thaduna	1.0% NSR	Copper	Australia	Exploration	Sandfire Resources Limited
Glen	0.2% FOB RR	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Anthiby Well	0.25% GRR	Iron ore	Australia	Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2.0% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Exploration	Corazon Mining Ltd.
Phoebe	3.0% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Cart	3.0% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Jaw	3.0% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Colossus	3.0% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$0.72/gram gold ore milled, as at 31 March 2022.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	Covers the Uitvalgrond Portion 3 of the Brits project and not all reserves disclosed by Bushveld Minerals Limited.
(4)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).
(5)	Subject to completion of the FQM transaction subsequent to the date of this MD&A.

11

Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
	$	$	$	$	$	$	$	$
Statement of income (loss) and comprehensive income (loss)
Revenues	3,181,574	1,750,754	1,471,019	574,214	1,223,493	1,314,030	539,980	115,975
Gross profit	2,463,007	1,444,878	1,164,293	199,656	946,711	1,053,487	479,271	99,905
Operating expenses	1,683,196	1,476,025	1,452,661	1,772,277	1,451,402	1,368,146	1,398,592	1,955,179
Net income (loss)	83,940	432,569	(240,392)	(4,320,912)	(1,251,384)	2,057,694	(617,417)	(2,751,464)
Net income (loss) per share – basic and diluted	0.00	0.01	(0.01)	(0.11)	(0.03)	0.05	(0.02)	(0.09)

Statement of Financial Position
Total assets	41,439,314	39,805,541	27,008,128	27,305,421	28,109,626	30,161,290	29,024,889	15,186,635
Total non-current liabilities	3,295,832	2,784,804	4,265,101	4,666,998	2,686,334	1,862,249	1,976,007	1,042,642

Statement of Cash Flows
Net cash flows from (used in) operating activities	966,106	(209,829)	(404,825)	417,973	1,346,103	(427,511)	(568,219)	(453,254)
Net cash flows from (used in) investing activities	1,376,402	(4,127,051)	831,240	(1,729)	(1,021,553)	(4,651,327)	(3,679,021)	(548,540)
Net cash flows from (used in) financing activities	(268,351)	139,767	179,243	(13,640)	(1,040,785)	(152,628)	11,850,111	143,369

Third Quarter Results

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q3 2022” refers to the three-month period ended September 30, 2022 and the “comparable quarter” or “Q3 2021” refers to the three-month period ended September 30, 2021.

Revenues

Total royalty revenue receipts for Q3 2022 were $2,976,215 compared to $1,223,493 in the comparable quarter. The Q3 2022 revenue receipts were allocated as follows:

•	$205,359 as an offset to royalty, stream and other interests, representing an increase to the acquisition purchase price on the Balance Sheet (representing pre-May 26, 2022 Wonmunna net revenues); and
•	$3,181,574 to the income statement.

The Company’s Q3 2022 revenues was largely driven by record quarterly gold royalty revenues from the Segilola royalty asset, along with consistent quarter over quarter revenues earned from the Wonmunna iron ore royalty asset.

Operating Expenses

Operating expenses for the quarter were $1,683,196, up from $1,451,402 in the comparable quarter. The increase in expenditures was primarily related to the following:

•

Increase in general and administration costs of $348,418. The increase is primarily related to Nasdaq listing costs (the Company commenced trading on the Nasdaq on October 10, 2022), professional fees, D&O insurance coverage and conferences; and

•

Decrease in share-based compensation of $116,624. Share-based compensation related to RSUs and stock options increased $139,753 during the period, offset with a reduction in stock-based compensation related to PSUs of $256,377. The increase related to RSU and stock options during the period is a result of grants made Q1 2022 vs. Q2 2021. The decrease in PSU value is a result of a decline in share price and shorter period to expiration date.

12

Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

Other Income (Expenses)

Other income for the quarter was $152,822 vs. other expenses of $746,693 in the comparable quarter. The decrease in income was primarily related to the following:

•

Fair value change income on embedded derivatives of $289,670 during the quarter vs. an expense of $614,496 in Q3 2021. The income during the quarter was primarily a result of a near flat Company share price at September 30, 2022 compared to June 30, 2022, along with a shorter timeline to expiry date for warrants and Performance Share Units (“PSUs”). In the comparable quarter, the expense charge was primarily driven by an increase in the Company’s share price as at September 30, 2021 compared to June 30, 2021; and

•	Foreign exchange loss of $158,180 in Q3 2022 vs. a loss of $118,024 in the comparable quarter.

Income tax expense

During the quarter, the Company recorded a current income tax expense of $33,840 and a deferred tax expense of $814,853 vs. $nil in the comparable quarter.

Net Loss

The net income and comprehensive income for the quarter was $83,940 vs. a loss of $1,251,384 in the comparable quarter. On a per share basis, the net income was $0.00 for Q3 2022 vs. a net loss of $0.03 in the comparable quarter. The net income for each of the periods is from the results of operations discussed above.

Year-To-Date 2022 Results

Operating results herein are discussed primarily with respect to the comparable period in the prior year. “YTD” or “9M2022” refers to the nine-month period ended September 30, 2022 and the “comparable period” or “9M2021” refers to the nine-month period ended September 30, 2021.

Revenues

Total Revenues for the YTD were $7,612,264 compared to $3,077,503 in the comparable period. The 9M2022 revenues were allocated as follows:

•	$1,208,917 to royalty, stream and other interests on the Balance Sheet (pre-May 26, 2022 Wonmunna revenue); and
•	$6,403,347 to the income statement.

The portion of Wonmunna revenue relating to the period April 1, 2022 to May 25, 2022, representing the period prior to Vox’s acquisition date of the royalty asset, has been capitalized as an offset to the acquisition purchase price of the Wonmunna royalty on May 26, 2022. The 9M2022 revenue growth was largely driven by record quarter-over-quarter gold royalty revenues from the Segilola gold royalty asset, which benefited from high sustained production and gold prices, along with inaugural revenues earned from the Wonmunna iron ore royalty asset commencing on May 26, 2022.

Operating Expenses

Operating expenses for the YTD were $4,611,882, up from $4,218,140 in the comparable period. The increase in expenditures was primarily related to the Nasdaq listing costs incurred during the period of $264,503, D&O insurance coverage and conferences, offset by a reduced spend of professional fees.

Other Income (Expenses)

Other income for the 9M2022 period was $1,249,880, down from $1,927,564 in the comparable period. The decrease in income was primarily related to the following:

•	In 9M2021, the Company realized a gain on sale of two non-core graphite royalty assets of $2,030,700;
•	In 9M2022, Vox realized a loss on the sale of investments of $604,574, related to the sale of Electric Royalties Ltd. shares;
•

Fair value change income on embedded derivatives of $2,142,865 during the period vs. an expense of $73,104 in 9M2021. The significant increase in income during the period was primarily a result in the drop in the Company’s share price at September 30th compared to December 31st, along with a shorter timeline to expiry date for warrants and PSUs; and

•

Foreign exchange loss of $321,160 YTD vs. gain of $86,670 in the comparable year. The loss in the YTD is a result of C$ and A$ balances at period end that were converted to US$ at a time where the US$ has strengthened in value from December 31, 2021 to September 30, 2022.

Income tax expense

During the 9M2022 period, the Company recorded a current income tax expense of $287,703 and a deferred tax expense of $1,146,356 vs. $nil in the comparable period.

13

Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

Net Loss

The net income and comprehensive income for the YTD was $276,117 vs. $188,893 in the comparable period. On a per share basis, the net income was $0.01 both periods. The net income for each of the periods is from the results of operations discussed above.

Liquidity and Capital Resources

The Company’s working capital and liquidity position as at September 30, 2022 comprised current assets of $6,681,377, including cash and cash equivalents of $3,655,305. Against current liabilities of $2,599,432, this resulted in net working capital of $3,636,005. This compares to current assets of $8,137,955 and net working capital of $6,209,207 as at December 31, 2021.

Cash Flows Used in Operations

Cash flows from operations in Q3 2022 were $966,106 vs. $1,346,103 in Q2 2021. The decrease during the period is mainly a result of an increase in income from operating activities prior to non-cash working capital changes of $1,584,453, which is primarily related to the increase in royalty revenues during the period, offset by an increase in accounts receivables related to revenues recorded on the income statement, a decrease in prepaid expenses, an increase in accounts payable change, and an increase in current income tax liabilities vs. the comparable period.

Cash flows from operations in 9M2022 were $351,452 vs. $346,623 in the comparable period. The small increase during the period is mainly a result of an increase in income from operating activities prior to non-cash working capital changes of $2,009,312,which is primarily related to the increase in royalty revenues during the period, offset by an increase in accounts receivable related to revenues recorded on the income statement, a decrease in prepaid expenses, a decrease in accounts payable change, and an increase in current income tax liabilities vs. the comparable period.

Cash Flows From (Used in) Investing Activities

Cash flows from investing in Q3 2022 were $1,376,402 vs. expenditures of $1,021,553 in the comparable quarter. In the current period, the Company collected pre-acquisition royalty revenue receipts related to the Wonmunna pre-acquisition period of $1,414,276. The comparable period spend was related to the acquisition of royalties.

Cash flows used in investing in 9M2022 were $1,919,409 vs. $9,348,151 in the comparable period. In the current period, the Company spent $4,180,843 on the acquisition of royalties, increased restricted cash related to the Wonmunna royalty acquisition of $700,000, collected $1,414,276 in pre-acquisition royalty revenue receipts related to the Wonmunna royalty, and earned proceeds of $1,545,925 on the sale of investments. The comparable period spend was primarily related to the acquisition of royalties.

Cash Flows from Financing Activities

Cash flows used in financing activities for Q3 2022 were $268,351 vs. $1,040,785 in the comparable quarter. During the period, the Company spent $268,351 to purchase and cancel 122,100 Vox common shares. In the comparable quarter, the Company spent $1,022,664 to purchase and cancel 454,400 Vox common shares.

Cash flows from financing activities in 9M2022 were $50,659 vs. $10,656,698 in the comparable period. During the period, the Company received $532,422 on the exercise of warrants offset by $454,215 spent to purchase and cancel 192,200 Vox common shares and $27,548 on share issue costs. In the comparable period, the Company completed a financing for net proceeds of $12,370,369, offset by $1,713,671 spent to purchase and cancel 735,200 Vox common shares.

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by third parties, nor does it hold any material equities or other temporary investments of any kind.

The Company’s management believes current financial resources will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Vox’s long-term capital requirements are primarily affected by ongoing activities related to the acquisition or creation of royalties and streams. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties or streams, Vox may seek additional debt or equity financing as necessary.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Commitments and Contingencies

As at September 30, 2022, the Company did not have any right-of-use assets or lease liabilities.

14

Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

We are, from time to time, involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved or have been involved with, individually or in the aggregate, is material to our consolidated financial condition or results of operations.

The Company is committed to minimum annual lease payments for its premises, which renews on a quarterly basis, and certain consulting agreements, as follows:

October 1, 2022 to September 30, 2023
$
Leases	12,980
Consulting agreements	15,389

28,369

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)	6,493,033
Janet Ivy(1)	1,943,970
Goldlund(1)	874,465
Brits(1)	1,250,000
Bullabulling(2)	647,990
Koolyanobbing	323,995
El Molino	450,000
Uley(1)	142,558

12,127,011

(1)	The milestone payment(s) may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	The milestone payment may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election.

Related Party Transactions

Related parties include the Company’s Board of Directors and Management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transaction during the three and nine months ended September 30, 2022 and 2021.

Key management personnel compensation

The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2022 and 2021 were as follows:

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021

Short-term employee benefits	468,699	331,250	1,513,324	1,307,084
Share-based compensation	309,765	246,932	491,595	418,337

	778,464	578,182	2,004,919	1,725,421

Changes in Accounting Policies

There were no changes in accounting policies during the nine months ended September 30, 2022.

Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

15

Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value.

As at September 30, 2022 and November 15, 2022, the issued and outstanding securities were as follows:

	September 30, 2022	November 15, 2022
	#	#
Common shares issued and outstanding	44,556,855	44,593,950
Warrants	8,697,550	8,697,550
Stock options	1,603,984	1,603,984
Restricted share units	652,139	615,044
Performance share units	891,138	891,879

Fully diluted common shares	56,401,666	56,402,407

Critical Accounting Judgements and Estimates

The preparation of the unaudited condense interim consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the unaudited condensed interim consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s significant accounting policies and estimates are disclosed in December 31, 2021 audited consolidated financial statements.

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the nine months ended September 30, 2022 and the year ended December 31, 2021.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and holding of cash and cash equivalents. As at September 30, 2022, the Company had cash and cash equivalents of $3,655,305 (December 31, 2021 - $5,064,802) and working capital of $3,636,005 (December 31, 2021 - $6,209,207).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and derivative and other liabilities denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at September 30, 2022, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income and other comprehensive income by $506,000.

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Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious and/or base metals. The price of precious and base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income tax liabilities on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The fair value of derivative and other liabilities were estimated based on the assumptions disclosed in Notes 9 and 13 of the unaudited condensed interim consolidated financial statements.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices include din Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices): and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at September 30, 2022 and December 31, 2021, the Company does not have any financial instruments measured at fair value after initial recognition, except derivative and other liabilities, which are calculated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the unaudited condensed interim consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at September 30, 2022

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative and other liabilities	-	-	(698,961)	(698,961)

	-	-	(698,961)	(698,961)

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at September 30, 2022 and December 31, 2021. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the unaudited condensed interim consolidated statements of loss and comprehensive loss.

	September 30, 2022	December 31, 2021
	$	$
Balance, beginning of year	3,327,672	1,042,642
Issuance of financing warrants	-	1,372,247
Change in valuation of financing warrants	(2,142,865)	517,971
Share-based compensation expense on PSUs	(485,846)	394,812

Balance, end of year	698,961	3,327,672

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Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. As at September 30, 2022, the capital structure of the Company consists of $35,098,110 (December 31, 2021 - $20,709,675) of total equity, comprising of share capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

Internal Controls Over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have established processes to provide them with sufficient knowledge to support representations that they have exercised reasonable diligence that: (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented. In contrast to the certificate required for non‐venture issuers under National Instrument 52‐109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52‐109”), the corresponding certificate for venture issuers does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52‐109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. In particular, the certifying officers of the Company do not make any representations relating to the establishment and maintenance of:

i.

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s CEO and CFO are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the corresponding certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52‐109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation, as further described under “Limitations of Controls and Procedures” below.

Changes in Internal Controls

There were no changes in internal controls of the Company during the three and nine months ended September 30, 2022 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO, believe that any DC&P or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Vox Royalty Corp.
Management Discussion & Analysis
For the three and nine months ended September 30, 2022

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenues, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties and streams and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, and as well as those risk factors discussed in the section entitled “Risk Factors” in Vox’s AIF dated October 24, 2022 available at www.sedar.com and www.edgar.com. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Vox disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this document.

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